10028406

UNITED STATES
[redacted] ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Murphy & Durieu

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 17th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Petri 212 – 618 - 0962
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Richard J Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy & Durieu, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Partner
Title

Notary Public

KATHLEEN MILO...
Notary Public, State of New York
No. 01MI4907686
Qualified in Richmond County
Commission Expires October 13, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 7

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the General Partner
Murphy & Durieu
New York, New York

We have audited the accompanying statement of financial condition of Murphy & Durieu (the "Partnership") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Murphy & Durieu as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2010

Murphy & Durieu

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 589,818
Cash Segregated Under Federal Regulations	10,000
Deposits with Clearing Organizations	452,411
Receivable from Brokers, Dealers and Clearing Organizations	4,407,004
Securities Owned, at fair value	1,686,034
Secured Demand Notes Receivable Collateralized by Cash and Marketable Securities	1,660,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $1,657,432)	1,264,491
Other Assets	350,103
Total assets	$ 11,219,861

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued employee compensation and benefits	$ 4,170,982
Payable to brokers, dealers and clearing organizations	7,385
Securities sold, not yet purchased, at fair value	1,349,878
Accrued expenses and other liabilities	2,129,755
Total liabilities	7,658,000
Commitments, Contingencies and Guarantees	
Liabilities Subordinated to Claims of General Creditors	1,660,000
Partners' Capital	1,901,861
Total liabilities and Partners' capital	$ 11,219,861

See Notes to Statement of Financial Condition.

Note 1. Organization

Murphy & Durieu (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

Note 2. Significant Accounting Policies

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The Partnership records transactions in securities on a trade-date basis.

The Partnership at times maintains deposit accounts with balances that may exceed Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses with regard to such deposits.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations and common stock are carried at quoted market values or dealer quotes where those are available and considered reliable. Securities owned at fair value at December 31, 2009 are held at a clearing organization and can be sold or pledged.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. The Partnership measures the market value of the securities borrowed against the collateral on a daily basis and additional cash is provided or refunded, as necessary, to ensure that such transactions are adequately collateralized.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Partnership follows the provisions of ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3) (see Note 5).

Note 2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), now referred to as ASC Subtopic 740-10, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership adopted the guidance on January 1, 2009. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2006.

In May 2009, the FASB issued guidance on subsequent events (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 165 and now referred to as ASC 855). The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Partnership adopted the guidance upon its issuance. The adoption resulted in the disclosure regarding subsequent events (see Note 12).

Note 3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Certain customer transactions are cleared on a fully disclosed basis by one broker. Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$ 4,404,216	$ -
Securities failed to deliver/receive	2,788	7,385
	$ 4,407,004	$ 7,385

Note 4. Commitments, Contingencies and Guarantees

The Partnership is committed under noncancelable operating leases for office space expiring in 2010. These leases are subject to escalations based on increases in certain costs incurred by the lessor. The minimum future lease payment under the leases is $92,003 for the year ending December 31, 2010.

At December 31, 2009, the Partnership has obtained a letter of credit amounting to $130,000. As of December 31, 2009, there were no outstanding balances under this letter of credit.

In the normal course of business, the Partnership has been the subject of reviews by various regulatory authorities and an ongoing FINRA investigation arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and investigations by regulatory authorities will not have a material adverse effect on the Partnership's financial position.

Note 5. Fair Value of Financial Instruments

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

		Fair Value Measurements Using		
Description	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 216,253	$ 203,460	$ -	$ 12,793
Debt securities	1,469,781	1,421,913	47,868	-
Securities owned, at fair value	$ 1,686,034	$ 1,625,373	$ 47,868	$ 12,793
Common stock	$ 514,464	$ 514,464	$ -	$ -
Debt securities	835,414	833,103	2,311	-
Securities sold, not yet purchased, at fair value	$ 1,349,878	$ 1,347,567	$ 2,311	$ -

Financial instruments classified as Level 3 in the fair value hierarchy represent the Partnership's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments.

Balance, January 1, 2009	$ 25,123
Securities sold in 2009	(12,330)
Balance, December 31, 2009	$ 12,793

Note 6. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2009 relate to secured demand note agreements with certain individuals and mature between January 3, 2010 and December 31, 2010. These notes bear interest at a rate of 5% - 12% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities include $1,396,807 of excess cash collateral related to certain secured demand notes.

Note 6. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors (Continued)

At December 31, 2009, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and therefore qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the SEC's capital regulations governing the withdrawal of subordinated debt.

Note 7. Income Taxes

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"). At December 31, 2009, the Partnership had net operating loss carryforwards of approximately $2,549,000 which are available to offset future New York City UBT income. The following table reflects the change in the deferred tax asset and the full valuation allowance which has been established due to the uncertainty about future realization of this tax benefit:

	Deferred Tax Asset	Valuation Allowance
January 1, 2009	$ 115,000	$ 115,000
2009 Utilization	(111,000)	(111,000)
December 31, 2009	$ 4,000	$ 4,000

Note 8. Employee Benefit Plan

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2009.

Note 9. Related Party Transactions

The Partnership and the General Partner have agreements whereby the Partnership rents equipment and office space from the General Partner.

Note 10. Financial Instruments With Off-Balance-Sheet Risk

The Partnership has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the statement of financial condition at the December 31, 2009 fair value of the securities. If the fair value of such securities increases subsequent to December 31, 2009, the Partnership will incur a loss, and such loss could be material.

The Partnership may be exposed to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument.

Note 10. Financial Instruments With Off-Balance-Sheet Risk (Continued)

The Partnership clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2009, the Partnership has recorded no liabilities for any losses pursuant to the agreement with the clearing broker.

In addition, the Partnership has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 11. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2009, the Partnership had net capital of $1,291,809, which was $1,041,809 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c-3-3 of the SEC.

Note 12. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2010, the date the financial statements were available to be issued.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the General Partner
Murphy & Durieu
New York, New York

In planning and performing our audit of the financial statements of Murphy & Durieu (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2010

Murphy & Durieu

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.